Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings
(dollars in thousands, except per share data)

	Three Months Ended March 31,

	2010	2009

Net income	$2,563	$3,612

Dividends on preferred shares and accretion	636	842

Net income available for common shareholders	$1,927	$2,770

Weighted average common shares outstanding	19,208,189	18,100,407
Add dilutive effect of:
Stock options	4,579	176,789

Adjusted for assumed diluted computation	19,212,768	18,277,196

Net income available to common shareholders, per average common share:
Basic	$0.10	$0.15

Diluted	$0.10	$0.15

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